Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

July 8, 2014

Justin Kisner, Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	First Rate Staffing Corporation
Amendment No. 1 to Form 10-K for the Year Ended December 31, 2013
Filed May 30, 2014
Form 8-K
Filed February 14, 2014
File No. 000-54427

Dear Mr. Kisner:

I am writing on behalf of First Rate Staffing Corporation (the “Company”). The Company is still diligently working to address your recent comment letter dated June 6, 2014 with respect to the above-referenced filings. However, the completion of the needed financial statements that were requested by the Staff has taken longer than originally expected, and as such, the Company needs additional time.

We are also in receipt of your voice message from earlier this afternoon. At this time, we are writing to update and inform you that the Company requests until August 15, 2014 in order to fully respond to the outstanding comments. The Company expects to be able to submit its responses and the amended documents (Forms 8-K/A and 10-K/A, respectively) on or prior to August 15, 2014. In the event that there are any further delays or issues, we will attempt to advise you by that time if there is any reason why the Company cannot amend the documents and submit its responses to outstanding comments by August 15, 2014.

For any questions or concerns in the interim, please do not hesitate to contact Lee Cassidy, Esq. at (202) 387-5400 or me at (310) 709-4338. In addition, we request that electronic copies of any comment letters or other correspondence from the Commission to the Company be forwarded to Lee Cassidy and me at lwcassidy@aol.com and tony@tonypatel.com, respectively.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates